June 17, 2022

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Laura Crotty
Phone:	(202) 394-0334

Re:	RetinalGenix Technologies Inc. Application for Withdrawal on Form AW
pursuant to Rule 477 of the Securities Act of 1933, as amended, of Post-Effective Amendment No. 2 to the Registration Statement on Form S-1

Ladies and Gentlemen:

Pursuant to Rule 477 (a) of the Securities Act of 1933, as amended, RetinalGenix Technologies Inc. (the “Registrant”) hereby respectfully requests the immediate withdrawal of the Registrant’s Post-Effective Amendment No. 2 to the Registration Statement on Form S-1 (the “Amendment”), filed with the Commission on June 13, 2022.

As discussed with SEC staff members, the Registrant is requesting the withdrawal of the Amendment because the Amendment references and was filed under an incorrect File Number, 333-262282. No securities have been sold in connection with the Amendment.

Very truly yours,
RetinalGenix Technologies Inc.

By:	/s/ Jerry Katzman
Name:	Jerry Katzman
Title:	President, Secretary, Treasurer and Director
(Principal Executive Officer and Principal Financial Officer and Accounting Officer)